FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 27, 2010 regarding new directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date April 27, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces New Directors

Tokyo, April 27, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced new directors in accordance with a decision taken at a meeting of Nominating Committee convened today, and is subject to approval at Hitachi’s Ordinary General Meeting of Shareholders in June 2010.

1. Director Candidates <Proposed at Hitachi’s Ordinary General Meeting of Shareholders in June 2010> [* New]

<Director>

Tadamichi Sakiyama, currently Board Director (Chair)

— Tadamichi Sakiyama will be appointed as a Board Director (Chair).

<Outside Director>

Yoshie Ota, currently Outside Director

Mitsuo Ohashi, currently Outside Director, Advisor, Showa Denko K.K.

Akihiko Nomiyama, currently Outside Director, Special Advisor, NIPPON MINING HOLDINGS, INC.

Kenji Miyahara, currently Outside Director, Special Advisor, Sumitomo Corporation

Tohru Motobayashi, currently Outside Director, Lawyer, Partner, Ihara & Motobayashi

<Director>

*Isao Ono, currently Chairman of the Board, Hitachi Software Engineering Co., Ltd.

Takashi Kawamura, currently Director, Representative Executive Officer and Chairman

*Masaharu Sumikawa, currently Chairman of the Board and Representative Executive Officer, Hitachi Plant Technologies, Ltd.

*Hiroaki Nakanishi, currently Representative Executive Officer and President

Michiharu Nakamura, currently Director

Takashi Miyoshi, currently Director, Representative Executive Officer, Executive Vice President and Executive Officer

2. Resigning Directors

Takeo Ueno, currently Director, Advisor, Hitachi Via Mechanics, Ltd.

Shungo Dazai, currently Director, Chairman of the Board, Hitachi Construction Machinery Co., Ltd.

Michihiro Honda, currently Director, Director of Hitachi Metals, Ltd.

3. Biography of New Director Candidates

Isao Ono
1. Date of Birth	:	May 23, 1944
2. Education
March, 1968	:	Graduated from Tokyo Institute of Technology, Department of Electrical & Electric Engineering
3. Business Experience
April, 2010	:	Chairman of the Board, Hitachi Software Engineering Co., Ltd.
June, 2006	:	Representative Executive Officer, President and Chief Executive Officer, Board Director of Hitachi Software Engineering Co., Ltd.
April, 2005	:	Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Sales and Information & Telecommunication Systems Business, General Manager of Information Security Division, Board Director of Hitachi Software Engineering Co., Ltd.
April, 2004	:	Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Sales, Information & Telecommunication Systems Business and Digital Media, Board Director of Hitachi Software Engineering Co., Ltd.
June, 2003	:	Senior Vice President and Executive Officer, General Manager of Information Business Group, Board Director of Hitachi Software Engineering Co., Ltd.
June, 2002	:	Senior Vice President and Director, General Manager of Information Business Group, President & Chief Executive Officer of Information & Telecommunication Systems Group, Board Director of Hitachi Software Engineering Co., Ltd.
April, 2002	:	Senior Corporate Officer, General Manager of Information Business Group, President & Chief Executive Officer of Information & Telecommunication Systems Group
February, 2002	:	Senior Corporate Officer, General Manager of Information & Telecommunication Systems Group, President & Chief Executive Officer of Solution Systems Group
June, 2001	:	Senior Corporate Officer, President & Chief Executive Officer of Solution Systems Group
April, 2001	:	President & Chief Executive Officer of Solution Systems Group
January, 2000	:	President & Chief Executive Officer of Finance & Distribution Systems Group
April, 1968	:	Joined Hitachi, Ltd.

Masaharu Sumikawa
1. Date of Birth	:	July 2, 1943
2. Education
March, 1972	:	Ph.D. in Precision Machinery Engineering, Tokyo University
3. Business Experience
April, 2010	:	Chairman of the Board and Representative Executive Officer, Hitachi Plant Technologies, Ltd.
April, 2006	:	Representative Executive Officer and President, Director, Hitachi Plant Technologies, Ltd.
April, 2005	:	Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Power Systems and Industrial Systems, Automotive Systems and Production Technology, Director of Hitachi Plant Engineering & Construction Co., Ltd.
October, 2004	:	Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Power Systems and Industrial Systems and Production Technology, Director of Hitachi Plant Engineering & Construction Co., Ltd.
February, 2004	:	Executive Officer, in charge of Power Systems and Industrial Systems and Production Technology, Director of Hitachi Plant Engineering & Construction Co., Ltd.
June, 2003	:	Senior Vice President and Executive Officer, in charge of Power Systems and Industrial Systems and Production Technology, Director of Hitachi Plant Engineering & Construction Co., Ltd.
June, 2002	:	Senior Vice President and Director, President of Power & Industrial Systems Group, Chief Executive Officer of Power Systems Operation, Director of Hitachi Plant Engineering & Construction Co., Ltd.
February, 2002	:	Senior Corporate Officer, President of Power & Industrial Systems Group, Chief Executive Officer of Power Systems Operation
June, 2001	:	Senior Corporate Officer, Chief Executive Officer, Industrial Systems, Power & Industrial Systems Group
April, 2001	:	Chief Executive Officer, Industrial Systems, Power & Industrial Systems Group
April, 1999	:	General Manager, Thermal & Hydroelectric Systems Division, Power & Industrial Systems Group
June, 1995	:	Deputy General Manager, Hitachi Works
April, 1972	:	Joined Hitachi, Ltd.

Hiroaki Nakanishi
1. Date of Birth	:	March 14, 1946
2. Education
June, 1979		Master of Science in Computer Engineering Department of Computer Science, Stanford University, Stanford, CA USA
March, 1970	:	Graduated from Faculty of Engineering, The University of Tokyo
3. Business Experience
April, 2010		Representative Executive Officer and President, in charge of Power Systems Business, Industrial and Social Infrastructure Systems Business and Automotive Systems Business, General Manager of Supervisory Office for Overseas Plant Construction Business
December, 2009		Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Power Systems Business, Industrial Systems Business, Automotive Systems Business and Production Technology, General Manager of Supervisory Office for Overseas Plant Construction Business, Supervisory Office for MONOZUKURI and Corporate Quality Assurance Division, Chairman of the Board of Hitachi Global Storage Technologies, Inc.

April, 2009	Representative Executive Officer, Executive Vice President and Executive Officer, in charge of
Power Systems Business, Industrial Systems Business, Automotive Systems Business and
Production Technology, General Manager of Supervisory Office for Overseas Plant Construction
Business, Supervisory Office for MONOZUKURI, Supervisory Office for Transportation Systems
and Corporate Quality Assurance Division, Chairman of the Board of Hitachi Global Storage
Technologies, Inc.
January, 2007		Chairman & CEO of Hitachi Global Storage Technologies, Inc.
April, 2006		Executive Vice President and Executive Officer, Chief Executive for North America and Chairman & CEO of Hitachi Global Storage Technologies, Inc.
June, 2005		Senior Vice President and Executive Officer, Chief Executive for North America and Chairman & CEO of Hitachi Global Storage Technologies, Inc.
April, 2004		Senior Vice President and Executive Officer, General Manager of Hitachi Group - Global Business and Chief Executive for North America and Europe
June, 2003	:	Vice President and Executive Officer, General Manager of Global Business and Chief Executive for Europe
April, 2003	:	General Manager of Global Business and Chief Executive for Europe
April, 2002	:	Chief Marketing Officer and General Manager of International Operations Division, Information & Telecommunication Systems Group
July, 2001	:	General Manager of International Operations Division, Information & Telecommunication Systems Group
August, 2000	:	Deputy General Manager of Information & Telecommunication Systems Group, Hitachi, Ltd.
June, 1998	:	Managing Director of Hitachi Europe Ltd.
February, 1993		Deputy General Manager, Omika Works
February, 1990	:	Senior Manager of Computer Control Design Department, Omika Works
April, 1970	:	Joined Hitachi, Ltd.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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